EXHIBIT 99.1

Immediate Release:  NR 12-07

CLOSING OF C$25 MILLION BOUGHT DEAL PRIVATE PLACEMENT FINANCING

March 16, 2012 Vancouver, British Columbia – Extorre Gold Mines Limited (AMEX: XG; TSX: XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce that it has closed the bought deal private placement financing announced on March 7, 2012 (the “Offering”). The Company has issued 3,530,000 common shares (the “Shares”) at a price of C$7.10 per Share for gross proceeds of C$25,063,000.

The underwriter of the Offering received a cash commission equal to 5% of the gross proceeds raised through the Offering.

The net proceeds from the Offering will be used for exploration and development of the Company’s mineral projects in Argentina and for general working capital purposes.

The securities issued with respect to the Offering will be subject to a four month hold period in accordance with applicable Canadian securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States and may not be offered or sold in the United States unless an exemption from such registration requirements is available.

EXTORRE GOLD MINES LIMITED

Eric Roth
President and CEO
extorre@extorre.com

For further information, please contact:
Rob Grey, VP Corporate Communications
Tel: 604.681.9512 Fax: 604.688.9532
Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking  statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including but not limited to the anticipated use of proceeds. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changes in market conditions, changing conditions on the Company’s properties or in management’s assumptions leading to a change in the use of proceeds and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the United States Securities Exchange Commission in our annual report on Form 40-F and available at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.